Exhibit 3.5

THIRD CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

Brag House Holdings, Inc.

Brag House Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on December 3, 2021, as amended on February 22, 2022 and June 14, 2024, respectively (the “Certificate of Incorporation”).

2. The Board of Directors of the Corporation previously approved an amendment to Section 4 of the Certificate of Incorporation to effect a 1-for-5.1287 reverse stock split of the Corporation’s shares of Common Stock and Preferred Stock which was filed with the Secretary of State of Delaware on June 14, 2024, was never implemented by the Corporation and is of no force and effect.

3. Section 4 of the Certificate of Incorporation is hereby amended by adding the following new paragraph:

The amendment to Section 4, filed with the Secretary of State of Delaware on June 14, 2024, was never implemented by the Corporation and is of no force and effect. As of the date hereof, upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each (i) 2.43615 shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time, and (ii) 2.43615 shares of Preferred Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock or Preferred Stock, respectively (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock or Preferred Stock shall be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interests upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) $5.00, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock or Preferred Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock or Preferred Stock into which the shares of Common Stock or Preferred Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

4. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Lavell Juan, its Chief Executive Officer, this October 8th day of October, 2024.

BRAG HOUSE HOLDINGS, INC.

By:	/s/ Lavell Juan
Name:	Lavell Juan
Title:	Chief Executive Officer & Chairman